Letterhead of Clifford Chance US LLP

June 23, 2008

Mr. Jim O’Connor
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

Thank you for your oral comments provided regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares MENA Frontier Countries Portfolio (the “Fund”), an exchange-traded fund of the PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2008.  Below, we describe the changes we have made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.

The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes were reflected in Post-Effective Amendment No. 56 to the Trust’s Registration Statement, which will be filed on EDGAR on or about June 23, 2008.

General

Comment 1.          Please confirm that the Fund is in compliance with the terms and conditions of its exemptive order.

Response 1:          Based on representations made to us by Management, the Fund is in compliance with the terms and conditions of its exemptive order.

Prospectus

Comment 2.          In the Section entitled “Principal Risks of Investing in the Fund,” please consider adding additional disclosure to address the potential capital gain exposure to investors and to indicate that the tax efficiency created by the in-kind creation and redemption process may be offset by the Fund’s cash creation and redemption.

Response 2:          The disclosure has been revised accordingly.

Comment 3.          In the Section entitled “Principal Risks of Investing in the Fund,” as per our conversation regarding the Fund’s investment objective, please revise the disclosure to reflect the fact that the Fund will normally invest at least 80% of its total assets in the securities and ADRs and GDRs based on the securities included in the Underlying Index, as was previously stated, erroneously.

Response 3:          The disclosure has been revised accordingly.

Comment 4.          As per our conversation, please confirm that variable portion of Creation and Redemption Transaction Fees that the Fund will charge does not violate the Trust’s exemptive relief and please cite examples of other funds that have structured their fees in a similar manner.

Response 4:          The variable portion of Creation Transaction and Redemption Transaction Fees does not violate the Trust’s exemptive relief.  In addition, a similar fee structure has been implemented by the PowerShares India Exchange-Traded Fund Trust and several ProShares funds.

Comment 5.          In the Section entitled “Principal Investment Strategies,” please consider removing the word “new” in front of the phrase “frontier countries.”

Response 5:          The disclosure has been revised accordingly.

Comment 6.          In the Section entitled “Principal Risks of Investing in the Fund—Tax Consequences of Redemption Proceeds Being Limited Primarily to Cash,” please consider removing the word “particular” in the clause that reads “this may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than, if they had made an investment in a different exchange-traded fund.”

Response 6:          The disclosure has been revised accordingly.

Comment 7.          In the Section entitled “Creations, Redemptions and Transaction Fees,” please consider revising the language to indicate that creations and redemptions will be conducted primarily in exchange cash.

Response 7:          The disclosure has been revised to indicate that redemptions will be done primarily in exchange for cash.

Comment 8.          As per our discussion, you stated that the Fund intends to use derivatives as a principal investment strategy in the short duration following the Fund’s launch in order to gain access to securities in certain MENA countries that it would not otherwise be able to gain access to.  In addition, you stated that the Fund anticipates that it may utilize derivatives in order to replicate the performance of approximately 20% of the value of the securities contained within the Underlying Index.  With regard to participation notes (“P-notes”), please supplementally provide a description of P-notes and the risks involved with their use, and in particular, please represent that the Fund’s use of participation notes to replicate a portion of the underlying index is consistent with the trust’s exemptive relief. Finally, in accordance with the request of the Fund’s Board of Trustees and my request to add enhanced the disclosure included in the registration statement filed on June 20, 2008, please make clear any restrictions that the Fund will impose on its investments in P-notes, such as a limit with regard to the amount invested in P-notes issued by any single issuer and enhance the disclosure regarding investments in P-notes as appropriate.  Additionally, to the extent that derivatives are going to be used as a principal investment strategy, please include a description of the derivatives that will be used in the Section entitled “Principal Investment Strategies” rather than the Section entitled “Additional Investment Strategies.”

Response 8:          The disclosure has been revised accordingly to include a discussion of participation notes and the risks involved in their use. In addition, the disclosure regarding P-notes included in the registration statement filed on June 20, 2008 has been revised to reflect the restrictions that the Fund will impose on investments in P-notes, including a limitation that no more than $5 million be invested in P-notes issued by a single issuer, to enhance risk disclosure and to make clear that, initially, the Fund intends to invest up to 20% of its net assets in P-notes in order to gain exposure to the Kuwaiti securities included in the Underlying Index until such time as the Fund may invest directly in such securities.  In addition, since initially the Fund intends to utilize participation notes and swaps as primary investments, the corresponding disclosure has been moved to the section entitled, “Principal Investment Risks.”  With regard to our supplemental response, participation notes are notes issued by banks or broker-dealers and are designed to offer a return linked to a particular underlying equity, debt, currency or market.  Investments in participation notes involve the same risks associated with a direct investment in the underlying foreign companies or foreign securities markets that they seek to replicate.  The holder of a participation note that is linked to a particular underlying security is entitled to receive any dividends paid in connection with an underlying security or instrument.  However, the holder of a participation note does not receive voting rights as it would if it directly owned the underlying security or instrument.  Participation notes are generally traded over-the-counter.  Participation notes constitute general unsecured contractual obligations of the banks or broker-dealers that issue them and the counterparty.  The Fund is relying on the creditworthiness of such counterparty and has no rights under a participation note against the issuer of the underlying security.  Participation notes also involve transaction costs.  The use of participation notes, swaps or other derivatives by the Fund to gain exposure to its Underlying Index in lieu of securities included therein is consistent with the terms and conditions of the Trust’s exemptive application.

Comment 9.          To the extent that Fund will utilize swaps, please consider adding disclosure to indicate that the current market for swaps has deteriorated and whether that has resulted in increased liquidity constraints.

Response 9:          The disclosure has been revised accordingly.

Comment 10.        With regard to custom creations, please explain how the requirement that custom orders order must be received by the principal underwriter no later than 3:00 p.m., Eastern time is consistent with Rule 22c-1 under the Investment Company Act of 1940, as amended.

Response 10:        Rule 22c-1 states that “no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.  Custom Orders must be placed by 3 p.m., Eastern time.  They are redeemed in exchange for the next calculated NAV (which is calculated at 4 p.m., Eastern time).  Moreover, all investors have the right to place an order by 4:00 p.m. and receive that day’s NAV.  It is only those investors that wish to take advantage of the opportunity to place custom orders who must comply with the more stringent deadline.

*              *              *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Clifford Cone at (212) 878-3180.  Thank you.

Sincerely yours,

/s/ Stuart M. Strauss
Stuart M. Strauss